SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(AMENDMENT NO. 1 TO SCHEDULE 13D)
Under the Securities Exchange Act of 1934

GAINSCO, INC.
____________________________________________________

(Name of Issuer)

Common Stock, par value $0.10 per share
____________________________________________________

(Title of Class of Securities)

363127101
____________________________________________________

(CUSIP NUMBER)

The Millers Mutual Fire Insurance Company
300 Burnett Street
Fort Worth, Texas 76102-2799
(817) 348-1600
____________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 27, 2000
____________________________________________________

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

CUSIP No. 363127101	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS The Millers Mutual Fire Insurance Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IC

*SEE INSTRUCTIONS BEFORE FILLING OUT

AMENDMENT NO. 1 TO SCHEDULE 13D

          This Amendment No. 1 to Schedule 13D is being filed on behalf of The Millers Mutual Fire Insurance Company, a Texas mutual insurance company (the "Company"), as an amendment to the initial statement on Schedule 13D relating to the Company's beneficial ownership of the common stock, par value $0.10 per share (the "Common Stock"), of Gainsco, Inc. (the "Issuer"), as filed with the Securities and Exchange Commission on May 6, 1998 (the "Initial Schedule 13D"). The Initial Schedule 13D is amended and supplemented as follows:

Item 4.     Purpose of Transaction

          Item 4 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

          The Company has decided to no longer hold any beneficial interest in the Issuer's securities and as of October 27, 2000, the Company has liquidated all of its interest in the Common Stock of the Issuer. Other than as described above, the Company does not have any present plans or proposals that would result in any of the following:

(1)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(2)	any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(3)	any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(4)	any change in the present board of directors or managers of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(5)	any material change in the present capitalization or dividend policy of the Issuer;
(6)	any other material change in the Issuer's business or corporate structure;
(7)	any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;
(8)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(10)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

          Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

          (a)     The Company has disposed of all the shares of the Common Stock of the Issuer that were held by the Company. The Company does not have any beneficial ownership in the Issuer.

          (b)     The Company does not have the power to vote or to direct the vote or the power to dispose or direct the disposition of the Issuer's securities.

          (c)     The transactions in the Issuer's securities by the Company during the last sixty days are listed as Annex A attached hereto and made a part hereof.

          (d)     Not applicable.

          (e)     The Company ceased to be a beneficial owner of more than five percent of the Issuer's securities on October 27, 2000.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct .

Dated: November 13, 2000

THE MILLERS MUTUAL FIRE INSURANCE COMPANY

By:	/s/ JOY J. KELLER Joy J. Keller Executive Vice President and Chief Financial Officer

ANNEX A

Trade Date	Buy/Sell	Quantity	Price

9/27/00	Sell	30,000	$4.00
9/28/00	Sell	170,000	$4.00
10/18/00	Sell	150,000	$3.75
10/27/00	Sell	1,299,900	$3.75